[SUTHERLAND ASBILL & BRENNAN LLP]

THOMAS E. BISSET

DIRECT LINE: 202.383.0118

E-mail: thomas.bisset@sutherland.com

February 17, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

100 F St. NE

Washington, DC 20549

Re:	Post-Effective Amendment No. 2 to the Form S-1 Registration Statement File No. 333-160345 filed by Eagle Life Insurance Company

Dear Commissioners:

On behalf of Eagle Life Insurance Company (the “Company”), we are transmitting for filing under the Securities Act of 1933, as amended (the “1933 Act”) a copy of Post-Effective Amendment No. 2 to the Form S-1 Registration Statement (the “Amendment”) for certain flexible premium deferred index annuity contracts (the “Contracts”).  The Amendment is being filed pursuant to Rule 470 under the 1933 Act to include a prospectus that describes a version of the Contracts that will be offered exclusively through a registered investment adviser distribution channel.

The Company plans to file a subsequent post-effective amendment to respond to any Securities and Exchange Commission staff comments on the Amendment and to include current financial statements as well as to update certain other information.  Requests to accelerate the effective date of the Registration Statement will accompany such subsequent post-effective amendment.

If you have any questions regarding this letter or the enclosed Amendment, please contact the undersigned at 202.383.0118.  We greatly appreciate the SEC staff’s efforts in assisting the Company with this filing.

Sincerely,

/s/ Thomas E. Bisset

Thomas E. Bisset

Enclosures

cc:	Mark Cowan Carole Hunt Catherine Drexler Alex Nagy